UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
STAGE STORES, INC.
 (Name of Issuer)
Common Stock, par value $0.01
 (Title of Class of Securities)
85254C305
 (CUSIP Number)
November 30, 2018
 (Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[    ] Rule 13d-1(c)
[    ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

CUSIP No. 85254C305	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Axar Capital Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,200,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,200,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,200,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 85254C305	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
Axar GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,200,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,200,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,200,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. 85254C305	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
Andrew Axelrod

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,200,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,200,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,200,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 85254C305	13G	Page 5 of 10 Pages

Item 1(a).               Name of Issuer:

Stage Stores, Inc. (the “Issuer”)

Item 1(b).               Address of Issuer’s Principal Executive Offices:

2425 West Loop South, Houston, Texas 77027

Item 2(a).               Name of Person Filing

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the following persons (collectively, the “Reporting Persons”) hereby file this Schedule 13G Statement to report the shares of Shares (as defined herein) held on behalf of each of (i) Axar Master Fund, Ltd., a Cayman Islands exempted company, and (ii) a separately managed account:

1)  Axar Capital Management, LP a Delaware limited partnership;
2)  Axar GP, LLC, a Delaware limited liability company; and
3)  Andrew Axelrod.

Axar Capital Management, LP serves as investment advisor of each of Axar Master Fund, Ltd. and the separately managed account.  Axar GP, LLC is the sole general partner of Axar Capital Management, LP.  Andrew Axelrod is the sole member of Axar GP, LLC and is the managing partner, portfolio manager and majority control person of Axar Capital Management, LP.  In such capacities, the Reporting Persons may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of the Shares reported herein.  The Reporting Persons are filing this statement jointly, in accordance with Rule 13d-1(k) under the Act. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

Item 2(b).              Address of Principal Business Office or, if None, Residence:

1330 Avenue of the Americas, 30th Floor New York NY 10019

Item 2(c).               Citizenship:

1)  Axar Capital Management, LP is a Delaware limited partnership;
2)  Axar GP, LLC is a Delaware limited liability company; and
3)  Andrew Axelrod is a citizen of the United States of America.

Item 2(d).               Title of Class of Securities:
Common Stock, par value $0.01 (the “Shares”)
Item 2(e).               CUSIP Number:

85254C305

CUSIP No. 85254C305	13G	Page 6 of 10 Pages

Item 3.                    If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
                                Check Whether the Person Filing is a:

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.                    Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.  All ownership information reported in this Item 4 is as of November 30, 2018.

Axar Capital Management, LP, Axar GP, LLC and Andrew Axelrod

(a)
Amount beneficially owned: 3,200,000 Shares, which amount includes 2,880,600 Shares held for the account of Axar Master Fund, Ltd. and 319,400 Shares held for the account of a separately managed account.

(b)	Percent of class: 11.3% (based on 28,242,790 Shares reported as outstanding as of September 6, 2018, according to the Issuer’s quarterly on Form 10-Q, filed September 13, 2018.)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote : 0

	(ii)	Shared power to vote or to direct the vote: 3,200,000

	(iii)	Sole power to dispose or to direct the disposition of 0

	(iv)	Shared power to dispose or to direct the disposition of 3,200,000
Item 5.                    Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person:

Axar Master Fund, Ltd. is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Shares reported herein that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.                    Identification and Classification of Members of the Group:

Not Applicable.

CUSIP No. 85254C305	13G	Page 7 of 10 Pages

Item 9.                    Notice of Dissolution of Group:

Not Applicable.

Item 10.                  Certification:

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 85254C305	13G	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/10/2018
Date

Axar Capital Management, LP

By: Axar GP, LLC, its General Partner By: /s/ Andrew Axelrod
Signature

Andrew Axelrod, Sole Member of Axar GP, LLC
Name/Title

Axar GP, LLC

By: /s/ Andrew Axelrod
Signature

Andrew Axelrod, Sole Member
Name/Title

Andrew Axelrod

/s/ Andrew Axelrod
Signature

CUSIP No. 85254C305	13G	Page 9 of 10 Pages

EXHIBIT INDEX
Ex.	Page No.

Joint Filing Agreement	10

CUSIP No. 85254C305	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Stage Stores, Inc. dated as of December 10, 2018 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13b-1(k) under the Securities Exchange Act of 1934, as amended.

12/10/2018
Date

Axar Capital Management, LP

By: Axar GP, LLC, its General Partner By: /s/ Andrew Axelrod
Signature

Andrew Axelrod, Sole Member of Axar GP, LLC
Name/Title

Axar GP, LLC

By: /s/ Andrew Axelrod
Signature

Andrew Axelrod, Sole Member
Name/Title

Andrew Axelrod

/s/ Andrew Axelrod
Signature